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
                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

  X  Check this box if no                                      FORM 4
---- longer subject to
     Section 16.  Form 4 or                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     Form 5 obligations may
     continue.  See            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Instruction 1(b).             Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person

Encore Capital Management, L.L.C.           Eurotech, Ltd. (EURO)                                to Issuer (Check all applicable)
__________________________________________  _____________________________________________     ___ Director       X   10% Owner
                                                                                                                ---
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for          ___ Officer (give ___ Other (Specify
                                               Number of Reporting     Month/Year                 title below)      below)
12007 Sunrise Valley Drive                     Person, if an entity
Suite 460                                      (voluntary)                2/99
__________________________________________                          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
Reston            Virginia         20191                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    ___ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                       X  Form Filed by more than one
                                                                                                  Reporting Person
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
                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/     -----  ---    Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)     Code   V                (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Stock, $.00025 par      2/24/99     C           987,201(1)   A      $ .3457                    I(2)
value ("Common Stock")
Common Stock                   2/24/99     S            28,000      D      $1.04                      I(2)
Common Stock                   2/26/99     P            10,000      A      $ .99                      I(2)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).
(1) Includes shares of common stock issued on account of interest on the derivative security converted.
(2) The securities indicated are owned by JNC Opportunity Fund Ltd., a Cayman Islands corporation ("Opportunity"), with an address
c/o Olympia Capital (Cayman) Ltd., Williams House, 20 Reid Street, Hamilton HM11, Bermuda.  Encore Capital Management, L.L.C.
("Encore"), a Delaware limited liability company, has indirect beneficial ownership over all of the securities indicated on this
Form 4 since it acts as investment advisor to Opportunity.

/TABLE

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

8% Convertible Debentures due           $.3457(4)     2/24/99     C                         Debentures     2/26/98      11/27/00
November 27, 2000(3) ("Debentures")                                                         in the
                                                                                            aggregate
                                                                                            principal
                                                                                            amount of
                                                                                            $310,000


                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct
                        ---------------------------------  8. Price of       Owned            (D) or
                                                Amount or     Derivative     at End           Indirect
1. Title of Derivative          Title           Number of     Security       of Month         (I)
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------

8% Convertible           Common Stock            987,201(5)                Debentures in   I(3)
Debentures due                                                             the aggregate
November 27, 2000(3)                                                       principal
("Debentures")                                                             amount of
                                                                           $2,160,000

Explanation of Responses
(3) The securities indicated are owned by Opportunity.  Encore has indirect beneficial ownership over all of the securities indicated on this Form 4 since it acts as investment advisor to Opportunity.
(4) Calculated as of the respective conversion date.
(5) Includes shares of Common Stock issued on account of interest on the Debentures.


                                                                                (See attached group
                                                                                filing signature pages)           3/26/99
**Intentional misstatements or omissions of facts constitute                    -------------------------------   -----------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.
                   Group filing signature page for Form-4
                   --------------------------------------



Dated as of March 26, 1999



JNC OPPORTUNITY FUND LTD.


By:    /s/ Neil T. Chau
   ------------------------------
   Name:   Neil T. Chau
   Title:  Director



ENCORE CAPITAL MANAGEMENT, L.L.C.



By:    /s/ Neil T. Chau
   ------------------------------
   Name:   Neil T. Chau
   Title:  Managing Member


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